Date: July 13, 2012

To:	All Canadian Securities Regulatory Authorities
Via SEDAR

Dear Sirs/Mesdames:

Re:      Cardero Resource Corp. (the “Issuer”)

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	August 9, 2012
Record Date for Voting (if applicable):	August 9, 2012
Meeting Date:	September 13, 2012
Meeting Location:	Renaissance Vancouver Harbourside Hotel
Port of Vancouver Room (Reception to follow)
1133 West Hastings Street
Vancouver, BC V6E 3T3

Voting Security Details:

Description	CUSIP Number	ISIN
Common shares	14140U105	CA14140U1057

Yours truly,

CARDERO RESOURCE CORP.

“Marla K. Ritchie” (signed)

Marla K. Ritchie,
Corporate Secretary

cc:	Gowling Lafleur Henderson LLP, Attn: Daniel Allen (via email)
cc:	Lawrence W. Talbot, Vice President & General Counsel (via email)
cc:	Computershare Investor Services Inc., Attn: Evelyn Hsu (via email)